

September 21, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (609) 860-0138

Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re: Innophos Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2006**
> **File No. 333-135851**

Dear Mr. Gress:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your statement under "Our Product Lines" that your market position is first or second in each of your principal product lines. Please tell us the basis for this statement. We note that you appear to have been third in STPP in U.S. and Canadian sales for 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Trends in Our Industry and Business, page 36

2. Please disclose the basis for your statement that you anticipate your annual growth rate will exceed the market by .3% to .5%.

3. We note your statement that you will "need to increase our capital spending to achieve several cost savings initiatives that we anticipate to generate annual cost savings of approximately $12 to $15 million within the next two to three years." Please revise your discussion to disclose whether this amount reflects the increased capital spending.

Properties, page 72

4. We note your response to comment 38 of our letter dated August 11, 2006. Please augment your discussion to disclose the extent to which you utilize your facilities. Refer to Instruction 1 to Item 102 of Regulation S-K.

Critical Accounting Policies and Estimates, page 50

5. You indicate on page 52 that an independent third party financial advisor provided a valuation of the Class A and Class L common stock. Please include the name of the advisor and a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or, alternatively, delete this reference to the financial advisor.

Closing Comment

6. Please also review the representations requested on page 10 of our letter dated August 11, 2006 and provide these representations in the form requested.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

                                            Sincerely,

                                            Jennifer Hardy
                                            Branch Chief

cc: Joshua N. Korff (*via facsimile* 212/446-4900)
        Jason R. Norton
        Kirkland & Ellis LLP
        Citigroup Center
        153 East 53rd Street
        New York, New York 10023